                                                                                         Exhibit 11
                                      GTE CORPORATION AND SUBSIDIARIES
                                  CALCULATION OF EARNINGS PER COMMON SHARE
                                                      Three Months Ended           Six Months Ended
                                                            June 30                     June 30
                                                       1996        1995            1996         1995
                                                                     (In Thousands)
  Consolidated net income                            $641,811    $580,891       $1,258,089   $1,124,173

  Adjustments to consolidated net income:
  Add - Preferred dividend requirements on
           dilutive convertible preferred stocks         -            131            -              269
        Interest expense, net of tax
           effect, on employees' stock plans              578         430              813          602
              Total adjustments                           578         561              813          871

  Adjusted consolidated net income                   $642,389    $581,452       $1,258,902   $1,125,044

  Average common shares                               971,844     969,544          973,240      968,345

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks            -            520            -              526
        Employees' stock and stock option plans         3,774       3,112            3,255        2,928
             Total adjustments                          3,774       3,632            3,255        3,454

  Adjusted average common shares                      975,618     973,176          976,495      971,799

  EARNINGS PER COMMON SHARE:
  Primary (1)                                            $.66        $.60            $1.29        $1.16

  Fully diluted (2)                                      $.66        $.60            $1.29        $1.16


  (1) Computed by dividing consolidated net income for the periods by the average common shares outstanding. Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2)  Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

       (a)  Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method.
            Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plan and stock options are computed according to the
            "treasury stock" method.

       (b)  Consolidated net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible stocks and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.
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